

13013342

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Section

MAR 01 2013

Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49016

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____January 1, 2012_____ AND ENDING_____December 31, 2012_____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: B. Riley & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11100 Santa Monica Blvd., Suite 800
_____
                          (No. and Street)

Los Angeles	CA	90025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  Michael McCoy   (310) 996-1444
                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  Spicer Jeffries LLP
_____
                  (Name – if individual, state last, first, middle name)

5251 S. Quebec Street, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Michael McCoy_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___B. Riley & Co., LLC_____ , as of _____December 31___, 2012_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

                                             _____
                                                    Signature

                                             _____Chief Financial Officer_____
                                                       Title

_____See Attached Form_____
          Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independant Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CALIFORNIA JURAT WITH AFFIANT STATEMENT   GOVERNMENT CODE § 8202

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 _____
2 _____
3 _____
4 _____
5 _____
6 _____

Signature of Document Signer No. 1   Signature of Document Signer No. 2 (if any)

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me

on this 27th day of February , 20 13 ,
     Date   Month   Year
by

(1) Michael McCoy ,
           Name of Signer

proved to me on the basis of satisfactory evidence
to be the person who appeared before me (.) (√)

(and

(2) _____ ,
           Name of Signer

proved to me on the basis of satisfactory evidence
to be the person who appeared before me.)

Signature _____
           Signature of Notary Public

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*Though the information below is not required by law, it may prove valuable
to persons relying on the document and could prevent fraudulent removal
and reattachment of this form to another document.*

Further Description of Any Attached Document

Title or Type of Document: B.Riley & Co. Annual Audited Report

Document Date: 01.01.12 – 12.31.12 Number of Pages: 13

Signer(s) Other Than Named Above: _____

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
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B. RILEY & CO., LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT.**

B. RILEY & CO., LLC

TABLE OF CONTENTS



SPICER JEFFRIES LLP

CERTIFIED PUBLIC ACCOUNTANTS

5251 SOUTH QUEBEC STREET • SUITE 200

GREENWOOD VILLAGE, COLORADO 80111

TELEPHONE: (303) 753-1959

FAX: (303) 753-0338

www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
B. Riley & Co., LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of B. Riley & Co., LLC (the "Company") as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of B. Riley & Co., LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 18, 2013



B. RILEY & CO., LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash and cash equivalents (Notes 1 and 5)	$	1,402,591
Cash segregated under federal and other regulations (Note 6)		50,000
Due from clearing brokers (Note 5)		1,675,567
Commissions receivable		207,838
Securities owned, at fair value (Note 4)		4,283,499
Receivables from related parties (Note 3)		1,402,871
Property and equipment at cost, net of accumulated depreciation of $172,882		217,868
Investment banking fees receivable, net of allowance for doubtful accounts of $195,449		702,325
Investments, available-for-sale (Note 4)		1,663,679
Notes receivable		1,591,533
Other assets		380,595
	$	13,578,366

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	1,589,950
Accrued compensation		1,625,117
Due to clearing broker		16,880
Securities sold, not yet purchased, at market value (Note 4)		1,504,899
Due to related parties (Note 3)		163,893
Loans payable		125,833
Other liabilities		57,546
Total liabilities		5,084,118

COMMITMENTS AND CONTINGENCIES (Notes 3 and 5)

MEMBER'S EQUITY (Note 2):

Member's equity		8,589,330
Accumulated other comprehensive loss		(95,082)
Total member's equity		8,494,248
	$	13,578,366

B. RILEY & CO., LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

B. Riley & Co., LLC (the "Company") is a the successor organization to B. Riley & Co., which was originally incorporated in the state of Delaware on February 15, 1996, as a registered broker-dealer in securities under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is a wholly-owned subsidiary of B. Riley & Co., Inc. (the "Parent"), and is affiliated through common ownership with Riley Investment Management.

The Company is engaged in business as a securities broker-dealer that provides several classes of services, including the sale of equities, market making and research services. The Company also provides investment banking services by engagement and trades securities for its own account.

Effective December 17, 2012, the Company acquired all assets and liabilities of Caris & Company. The Company is the surviving entity.

Clearing Agreement

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreements with its clearing brokers provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member.

Summary of Significant Accounting Policies

Commissions receivable and receivables from related parties are stated at the face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Other receivables are valued and reported at net realizable value. They are evaluated on a periodic basis and an allowance for doubtful accounts is established based on the past write-offs, collections and certain current conditions.

NOTES TO STATEMENT OF FINANCIAL CONDITION
(continued)

NOTE 1 -   *ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*
            (continued)

Summary of Significant Accounting Policies (concluded)

The Company has adopted Accounting Standards Codification 220 – Comprehensive Income ("ASC 220"). ASC 220 establishes standards for the reporting and presentation of comprehensive income and its components in the financial statements. Comprehensive income includes net income and "other comprehensive income," which includes charges or credits to equity that is not the result of transactions with the member. The Company's only material component of "other comprehensive income" is unrealized loss on available-for-sale investments.

Investments are classified as available-for-sale. These investments consist of equity securities and investments, not readily marketable. The equity securities are valued at quoted market value and the investments are valued at their estimated fair value.

Property and equipment are stated at cost. Depreciation is provided utilizing straight line-and accelerated methods over the estimated useful lives of owned assets, ranging from 5 to 39 years. Repairs and maintenance to these assets are charged to expenses as incurred. Major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Securities transactions are recorded on a trade date basis with the related commission income and expenses also recorded on a trade date basis.

The Company receives investment banking fees in accordance with terms stipulated in its engagement contracts. Investment banking fees are recognized as earned according to the fee schedule stipulated in the client's engagement contracts.

Advertising costs are expensed as incurred. For the year ended December 31, 2012, the Company included $19,758 of advertising costs in other operating expenses.

Certain prior year amounts have been reclassified to conform to the current year's presentation. These changes had no material impact on previously reported results of operations or member's equity.

Securities Valuation and Revenue Recognition

The Company records proprietary transactions, commission revenue and related expenses on a trade-date basis. Interest and dividend income are recognized in the period earned.

The Company values its securities in accordance with Accounting Standards Codification 820 - Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

B. RILEY & CO., LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
(continued)

NOTE 1 -   *ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*
                 (continued)

Securities Valuation and Revenue Recognition (continued)

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

     Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

     Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

     Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the

7

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(continued)

Securities Valuation and Revenue Recognition (concluded)

observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company values investments in securities owned and securities sold, not yet purchased based on quoted prices in active markets. These are considered Level 1 securities.

The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable), bond spreads or credit default swap spreads. The spread data used are for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond, or single-name credit default swap spreads and recovery rates based on collateral values as key inputs. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy. In instances where significant inputs are unobservable, they are categorized in Level 3 of the hierarchy.

Investments in stocks, warrants, notes and other non-marketable securities for which there is no public market are valued based upon a valuation obtained by management. The valuation considers various factors such as earnings history, financial condition, recent sales prices of the issuer's securities and the proportion of securities owned. The Company currently holds nonpublic common stocks, warrants and notes that are included in Level 3 of the fair value hierarchy as determined under ASC 820.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

B. RILEY & CO., LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
(continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(concluded)

Income Taxes

The Company is treated as a disregarded entity for federal and state income tax purposes. The Company's Parent reports the taxable income of the Company on its tax return.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2009. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2012.

The Company is subject to the California limited liability gross receipts fee and a minimum tax provision of $800 annually. The Company is also required to pay nominal amounts of income taxes in various other state jurisdictions, based upon the Company' presence in those states. At December 31, 2012, the Company's income tax provision of $50,625 consisted of the California gross receipts fee, state franchise taxes, and the 1.5% S-corp tax allocation from the Parent.

NOTE 2 - NET CAPITAL

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2012, the Company had net capital and net capital requirements of $2,556,483 and $324,500, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.39 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

At December 31, 2012, the Company has receivables due from related parties in the amount of $1,089,222, of which $481,151 is due from affiliated entity. The remainder is due from the Company's employees. These receivables are due on demand. The Company also has payables due to related parties in the amount of $163,893 related to the acquisition of another entity.

NOTES TO STATEMENT OF FINANCIAL CONDITION
(continued)

NOTE 3 -   *COMMITMENTS AND RELATED PARTY TRANSACTIONS (concluded)*

The Company is affiliated with an investment adviser and earns commissions from introducing trades of affiliated investment partnerships on behalf of the investment adviser. For the year ended December 31, 2012, such commissions were approximately $2,000.

The Company has an expense sharing agreement with an affiliated entity, whereby the Company provides personnel, office space, insurance, and various other general services. The affiliate then reimburses the Company based on a set schedule for these services, outlined in the agreement. For the year ended December 31, 2012, the Company received approximately $51,000 in reimbursements under the agreement.

In May of 2011 the Company began managing a related fund of funds. The Company earned approximately $86,300 for its management for the year ended December 31, 2012.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

The Company has non-cancelable operating lease for office space and equipment with unrelated parties which expire in various years through 2017.

Future rental commitments under these leases as of December 31, 2012 are as follows:

Year	Amount
2013	$ 1,208,083
2014	1,096,680
2015	680,667
2016	612,482
2017	67,153
	$ 3,665,065

Total rental expense of approximately $648,050, including the non-cancelable leases referred to above, was charged to operations during the year ended December 31, 2012.

NOTE 4 -   *FAIR VALUE MEASUREMENTS*

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820. See Note 1 for a discussion of the Company's policies.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2012.

NOTES TO STATEMENT OF FINANCIAL CONDITION
(continued)

NOTE 4 - FAIR VALUE MEASUREMENTS (concluded)

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balances as of December 31, 2012
Securities owned				
Common stocks	$ 2,700,736	$ -	$ -	$ 2,700,736
Corporate bonds	-	1,582,763	-	1,582,763
Available-for-sale investments	280,742	152,617	1,230,320	1,663,679
	$ 2,981,478	$ 1,735,380	$ 1,230,320	$ 5,947,178
Securities sold, not yet purchased				
Common stocks	$ 1,152,701	$ -	$ -	$ 1,152,701
Corporate bonds	-	352,198	-	352,198
	$ 1,152,701	$ 352,198	$ -	$ 1,504,899

The following table presents additional information about Level 3 assets measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets within the Level 3 category may include changes in fair value that were attributable to both observable and unobservable inputs.

Changes in Level 3 assets measured at fair value for the year ended December 31, 2012:

	Level 3 Beginning Balance January 1, 2012	Net Transfers In and/or (Out) of Level 3	Purchases	Sales	Realized and Unrealized Gains (Losses)	Level 3 Ending Balance December 31, 2012	Change in Unrealized Losses for Investments Still Held at December 31, 2012
Securities owned							
Available-for-sale investments	$ 289,447	$ -	$ 964,027	$ -	$ (23,154)	$ 1,230,320	$ (23,154)

The Company did not have any significant transfers between Level 1 and Level 2 during the year ended December 31, 2012.

B. RILEY & CO., LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
(continued)

NOTE 5 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

In the normal course of business, the Company's activities through its clearing brokers involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In the Company's trading activities, the Company has purchased and sold securities for its own account and may incur losses if the market value of the securities changes subsequent to December 31, 2012.

The Company bears the risk of financial failure by its clearing brokers. If the clearing brokers should cease doing business, the Company's receivable and deposit from this clearing broker could be subject to forfeiture. In addition, the Company has deposits in banks in excess of the FDIC insured amount of $250,000. At December 31, 2012, the Company had $1,152,591 in excess of this requirement, which is subject to loss should the bank cease operations.

The Company's financial instruments, including due from clearing brokers, receivables, prepaids, notes receivable, deposits, other assets, accounts payable and accrued expenses, accrued compensation due to clearing brokers, due to related parties, loans payable and other liabilities, are carried at amounts that approximate fair value, due to the short-term nature of the instruments. Securities owned and securities sold, but not yet purchased are valued as described in Note 1.

NOTE 6 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $50,000 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Act of 1934, as amended.

NOTE 7 - INVESTMENTS, AVAILABLE FOR SALE

Investments, available-for-sale consist of equities and investments that are not readily marketable. These investments are carried at their estimated fair value of $1,228,900 at December 31, 2012. As discussed in Note 1, the Company has adopted ASC 220, which establishes standards for the reporting and presentation of comprehensive income and its components in the financial statements.

The Company included $8,331 in unrealized losses on these investments in comprehensive income at December 31, 2012.

NOTES TO STATEMENT OF FINANCIAL CONDITION
(concluded)

NOTE 8 - PROFIT SHARING PLAN

The Company maintains a retirement plan (the "Plan"), pursuant to section 401(k) of the Internal Revenue Code, for eligible participants to make voluntary contributions of a portion of their annual compensation, on a deferred basis, subject to limitations provided by the Internal Revenue Code. The Company may make a contribution at the discretion of the Board of Directors. The Company did not make a profit sharing contribution or matching contribution for the year ended December 31, 2012.

NOTE 9 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.